Corporate Headquarters
Frank A. Ruperto
Chief Financial Officer and Senior Vice President,
Finance and Strategy

May 25, 2018

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Rayonier Advanced Materials Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 1-36285

Dear Mr. Cash:

The following is in response to your letter dated April 13, 2018 regarding the review of Rayonier Advanced Materials’ (the “Company”) 2017 Form 10-K. For purposes of this response, Canadian dollars are abbreviated as C$ and United States dollars are abbreviated as US$.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Performance and Liquidity Indicators, page 31

1.
We note that you present a non-GAAP financial measure you identify as adjusted free cash flow, in which you add back acquisition related costs. It is not clear to us how you determined that excluding acquisition-related costs from a non-GAAP liquidity measure presented in a Form 10-K complies with the requirement of Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise us of your basis for your presentation or otherwise revise accordingly.

Response:
When preparing our disclosure regarding adjusted free cash flow, the Company reviewed the following guidance provided in Question 102.07 in the Securities and Exchange Commission’s (“SEC”) Compliance and Disclosure Interpretations (“CDI”). The guidance is as follows:
Question 102.07
Question: Some companies present a measure of "free cash flow," which is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. Does Item 10(e)(1)(ii) of Regulation S-K prohibit this measure in documents filed with the Commission?
Answer: No. The deduction of capital expenditures from the GAAP financial measure of cash flows from operating activities would not violate the prohibitions in Item 10(e)(1)(ii). However, companies should be aware that this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also avoid inappropriate or potentially misleading inferences about its usefulness. For example, "free cash flow" should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure. Also, free cash flow is a liquidity measure that must not be presented on a per share basis. See Question 102.05. [May 17, 2016]
The CDI references that the free cash flow measure “does not have a uniform definition and its title does not describe how it is calculated” and “a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used.” As a result, the Company provided a reconciliation from operating cash flows to adjusted free cash flow and defined adjusted free cash flow in its Form 10-K as follows:
Adjusted free cash flow is defined as cash provided by operating activities adjusted for capital expenditures excluding strategic capital expenditures, acquisition related costs, net of tax, and subsequent tax benefits to exchange the Alternative Fuel Mixture Credit (“AFMC”) for the Cellulosic Biofuel Producer Credit (“CBPC”). Adjusted free cash flows, as defined by the Company, is a non-GAAP measure of cash generated during a period which is available for dividend distribution, debt reduction, strategic capital expenditures, acquisitions and repurchase of the Company’s common stock.
Transaction costs, which include legal, consulting and accounting fees, are a necessary expenditure for any acquisition and, though no longer considered a portion of purchase consideration under current GAAP, are viewed by the Company as part of the cost of any acquisition. Therefore, the transaction costs are added back to be consistent with the Company’s definition of adjusted free cash flow being “cash generated... which is available for... acquisitions.” As the adjusted free cash flow metric is clearly defined and reconciled, the Company believes its presentation is not misleading and meets the SEC’s non-GAAP presentation requirements.
Consolidated Financial Statements
Note 3. Recent Acquisition, page F-13

2.
We note your disclosure that you recognized a gain on bargain purchase primarily as a result of the elimination of Tembec’s valuation allowance associated with certain deferred tax assets. Although we note that Tembec recorded a tax valuation allowance in their historical financial statements based on their assessment of the realization of deferred tax assets under IFRS, it is not clear to us how or why the potential fair value of those tax assets would not be considered by the seller in determining the purchase price they accepted. Please more fully explain the facts and circumstances related to your negotiations of the purchase price of Tembec, including a more comprehensive explanation of the reasons for the substantial bargain purchase gain.

Response:
The evaluation of an offer to purchase a business is a complex process. The Company does not know to what extent, if any, the Board of Directors and senior management of Tembec Inc. (the “Sellers”) considered the value of the deferred tax assets in determining the purchase price they deemed acceptable. Prior to the Company’s offer, Tembec Inc. (“Tembec”) was a public company on the Toronto Stock Exchange with its stock price trading in the range of C$2.84 to C$3.05 per common share during April 2017 (indicating an equity value of approximately C$300 million). In May 2017, Tembec entered into a definitive agreement to be acquired by the Company. Under the terms of the agreement, Tembec shareholders were offered the right to receive either C$4.05 per common share in cash or 0.2302 shares of the Company’s common stock (indicating an equity value of approximately C$405 million), for each

Tembec common share a significant premium to the April trading values. The agreement, unanimously approved by Tembec’s Board of Directors, was subject to Tembec shareholder approval.
The Sellers, in the Management Information Circular (a document similar to a proxy statement), provided the following reason to accept the Company’s offer:
“The Arrangement arose out of a comprehensive and rigorous process conducted by Tembec, with the assistance of its financial advisors, to seek alternative transactions involving a sale of the whole or any part of Tembec over a significant period of time. A number of interested parties were contacted to determine whether they were interested in entering a transaction leading to the sale of the whole or any part of Tembec. Following this process, the Board concluded that no alternative transaction was available at a superior value and that the Arrangement represented the best alternative currently available to Tembec Shareholders.”
Subsequent to the definitive agreement, Oaktree Capital Management, L.P. (“Oaktree”), which owned approximately 19 percent of the common stock of Tembec, sent a letter to Tembec’s Board of Directors alerting them of their intention to vote against the Company’s proposed acquisition. One of several reasons they indicated, was as follows:
“...Moreover, Tembec has highly valuable unrecognized deferred tax assets, noted in Tembec’s 2016 annual report at C$598 million, which under Canadian tax law will largely transfer to Rayonier. Oaktree estimates that on a present value basis these tax assets could be worth as much as C$250 million or C$2.50 per Tembec share, and will potentially enable Rayonier to substantially reduce its effective tax rate by borrowing at its U.S. entities and shifting taxable income to Canada where it can avoid paying taxes for the next 15 - 20 years...”
On July 23, 2017, after further negotiations, the Company increased its offer to C$4.75 per common share or 0.2542 common shares of the Company (indicating an equity value of approximately C$475 million). Subsequently, Tembec’s shareholders, including Oaktree, overwhelmingly approved the re-negiotiated transaction. Though the increase in consideration was not directly the result of the deferred tax assets, a significant gain on bargain purchase was still recognized.
Under Accounting Standards Codification (“ASC”) 740-10-05-7, deferred tax assets and liabilities are measured using currently enacted tax rates and laws without regard to the time-value of money. The Company believes the value of the deferred tax assets, due to their long-term nature, potential expiration and other factors, known only to the Sellers, were significantly discounted. The difference in the discounted value of the deferred tax assets associated with the overall purchase price negotiated by the Sellers and the requirement under ASC 740 to recognize the deferred tax assets without regard to the time-value of money, resulted in the substantial bargain purchase gain.
Note 10. Income Taxes, page F-33

3.
Please provide us a comprehensive analysis of the positive and negative evidence you considered in determining your tax valuation allowance as of December 31, 2017. Please specifically address the following:

•	Tell us the significant assumptions Tembec used to determine the tax valuation allowance in their historical financial statements;

•
Tell us the significant assumptions you used to determine your tax valuation allowance, including the amount, timing and jurisdiction in which you will be required to generate future taxable income to fully realize deferred tax assets;

•	More fully explain the nature of the Canadian SR&ED deferred tax assets, including when and how these tax assets can be realized;

•	More fully explain and detail the amounts and expiration dates related to Canadian NOLs;

•	Tell us the extent of your and Tembec’s historical operating results specifically related to Canada; and

•	Explain if and how you considered the impact of future U.S. tariffs, as discussed in MD&A, in your assumptions regarding future taxable income.
Also, please revise your disclosures here or under critical accounting policies to provide a more robust description of the specific positive and negative evidence you considered when determining the tax valuation allowance, including the amount, timing and jurisdiction in which you will be required to generate future taxable income to fully realize deferred tax assets.
Response:
Prior to its acquisition of Tembec, the Company did not have any operations or taxable earnings in Canada. As part of the acquisition, the Company acquired certain deferred tax assets of Tembec relating to Net Operating Losses (“NOL’s”), Scientific Research and Experimental Development Expenditures (“SR&ED”) and other deductible timing differences. The NOL’s were generated as a result of operating losses incurred by Tembec prior to its acquisition by the Company. The gross amounts of the NOL’s (in millions of US$) and the year of expiration are as follows:

Year of Expiration	Amount
2024	$0.6
2025	488.7
2026	7.7
2027	107.3
2028	47.3
2029	24.3
2030	63.9
2031	7.0
2032	4.9
2033	35.7
2034	—
2035	—
2036	5.3
2037	3.7
Total	$796.4
SR&ED relates to research and development expenditures of an expense or capital nature, as defined, in Canada. A company can deduct all or a portion of their SR&ED expenditures, or they can accumulate their SR&ED expenditures and carry them forward to deduct them in future years, indefinitely. The deduction is optional, and can generally be any amount up to the current year's taxable earnings.
Prior to its acquisition, Tembec had a full valuation allowance against its Canadian deferred tax assets, including its NOL’s and SR&ED deferred tax assets. The reserve was recorded because Tembec had a history of generating losses in Canada, the jurisdiction in which income must be generated to use the deferred tax assets. A significant factor in generating losses in the last three years was interest expense from Tembec’s debt, losses related to divested businesses and the fact that, prior to 2017, Tembec had not received the full benefit of an electricity sales contract which would increase its overall profitability.
As of the acquisition date and December 31, 2017, the Company used both positive and negative evidence, as required under ASC 740, to evaluate the need for a valuation allowance to determine what portion, if any, of the deferred tax assets in Canada would not reach a more-likely-than-not probability of being used prior to expiration. As part of the the Company’s evaluation of positive and negative evidence, Tembec’s historical Canadian operating results from 2014 through 2017 were adjusted for the following:

•	Removed income and losses from operations that had been divested or shut down prior to acquisition,

•	Added pro forma earnings from the electricity sales contract to reflect the full benefit of the electricity sales and operational efficiencies,

•
Removed the historical interest expense, foreign exchange impacts and other costs related to the portion of Tembec’s debt refinanced in connection with the acquisition. The debt was replaced with interest expense on intercompany debt at a lower interest rate which resulted in pro forma interest expense savings of approximately C$21 million per year.

As a result of these adjustments, Tembec’s adjusted historical taxable earnings were positive over the period from 2014 through 2017. In addition, the Company evaluated future taxable earnings, which included the negative impact on earnings of the announced tariffs on lumber and newsprint through the NOL expiration periods and considered potential Canadian tax planning opportunities which would accelerate the use of the NOL’s.
The Company determined it would not be appropriate to record a valuation allowance on any of the referenced Canadian deferred tax assets as the positive evidence, positive adjusted historical and projected taxable earnings, clearly out-weighed the negative evidence of historical losses. As a result, all available NOL’s are more-likely-than-not to be used prior to expiration, and the remaining tax attributes, which do not expire, are more-likely-than-not to be utilized once the NOL’s are depleted.
The Company enhanced its “Critical Accounting Policies and Use of Estimates” disclosure in its March 31, 2018 Form 10-Q under the section related to “Realizability of both recorded and unrecorded tax assets and tax liabilities.” Further, in its December 31, 2018 Form 10-K, the Company will expand its disclosure of the positive and negative evidence it reviews to evaluate the recoverability of its deferred tax assets.
We trust we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (904) 357-9817 with any questions or if additional information is needed.

Sincerely,

By:	/s/ FRANK A. RUPERTO
Frank A. Ruperto Chief Financial Officer and Senior Vice President, Finance and Strategy, Rayonier Advanced Materials Inc.